ERSTE BANK

ERSTE BANK

The Bank for Central and Eastern Europe

INTERIM REPORT
FIRST QUARTER 2007

KEY FINANCIAL AND SHARE DATA*

in EUR million	1-3 07	1-3 06
Income statement		
Net interest income	903.7	724.0
Risk provisions for loans and advances	-128.4	-109.1
Net fee and commission income	438.9	342.2
Net trading result	124.8	91.2
General administrative expenses	-870.6	-691.3
Other result	-7.4	18.3
Pre-tax profit	476.6	383.0
Net profit after minorities	302.1	241.5
Profitability ratios		
Net interest margin	2.4%	2.2%
Cost/income ratio	58.7%	59.3%
Return on equity	15.0%	15.9%
Earnings per share	0.97	0.84
	Mar 07	**Dec 06**
Balance sheet		
Loans and advances to credit institutions	20,877	16,616
Loans and advances to customers	100,468	97,107
Risk provisions for loans and advances	-3,189	-3,133
Trading and other financial assets	43,489	42,497
Other assets	28,908	28,616
Total assets	**190,553**	**181,703**
Amounts owed to credit institutions	38,038	37,688
Amounts owed to customers	94,956	90,849
Debt securities in issue	24,989	21,814
Other liabilities	15,847	15,238
Subordinated capital	5,500	5,210
Total equity	11,223	10,904
Total liabilities and equity	**190,553**	**181,703**
Changes in total qualifying capital		
Risk-weighted assessment basis pursuant to section 22 (2) Austrian Banking Act	88,306	94,129
Tier 1 ratio	6.8%	6.6%
Solvency ratio	10.5%	10.3%
	1-3 07	**1-3 06**
Stock market data (Vienna Stock Exchange)		
High (EUR)	60.99	51.69
Low (EUR)	56.16	44.70
Closing price (EUR)	58.30	48.66
Market capitalisation (EUR billion)	18.40	14.90
Trading volume (EUR billion)	2.50	2.86

* All figures are in accordance with revised IAS 19 (Employee Benefits) and IFRS 7 (Financial Instruments: Disclosures). All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details were provided in a press release published on 30 January 2007 (www.erstebank.com/investorrelations).
Starting 1 January 2007 Basel II methodology is applied in solvency calculations.

RATINGS

Fitch	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	AA3
Short-term	P-1
Bank Financial Strength Rating	C
Standard & Poor's	
Long-term	A
Short-term	A-1

PERFORMANCE OF THE ERSTE BANK SHARE (INDEXED)



110%
100%
90%
1 January 2007
30 March 2007
ERSTE BANK-Aktie
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

_ Net interest income rose 24.8% from EUR 724.0 million to EUR 903.7 million (excluding BCR +7.7% to EUR 779.7 million).

_ Net commission income climbed 28.3% from EUR 342.2 million to EUR 438.9 million (excluding BCR +15.0% to EUR 393.6 million).

_ Operating income increased 27.3% from EUR 1,165.1 million to EUR 1,483.0 million (excluding BCR +10.4% to EUR 1,286.6 million).

_ General administrative expenses rose 25.9% from EUR 691.3 million to EUR 870.6 million (excluding BCR +10.2% to EUR 762.1 million).

_ Pre-tax profit rose 24.4% from EUR 383.0 million to EUR 476.6 million (excluding BCR +8.2% to EUR 414.5 million).

_ Net profit after minority interests increased by 25.1% from EUR 241.5 million to EUR 302.1 mil-lion (excl. BCR +9.7% to EUR 265.0 million).

_ Cost/income ratio improved from 59.5% in financial year 2006 to 58.7%.

_ Return on equity rose from 13.7% (cash ROE: 13.8%) overall in 2006 to 15.0% (cash ROE 15.6%).

_ Total assets increased 4.9% from the end of 2006 from EUR 181.7 billion to EUR 190.6 billion.

_ Earnings per share rose from EUR 0.84 to EUR 0.97 (cash earnings per share: EUR 1.00).

_ Tier 1 ratio (as of 2007 calculated in accordance with Basel II) improved from 6.6% at year-end 2006 to 6.8%, solvency ratio up to 10.5% (end of 2006: 10.3%).

Please note:

1. Comparisons are with Q1 06 and year-end 2006 respectively, unless stated otherwise.
2. The following tables and texts may contain rounding differences.

Letter from the CEO

Dear shareholders,

in the first quarter of 2007 we posted record net profit of EUR 302 million, up 25% on the same period last year. This solid performance resulted mainly from excellent, double-digit growth in our Austrian retail business, good contributions from our businesses in Central and Eastern Europe and the consolidation of BCR. Overall, the operating environment in all our markets remained very positive and we are well on course of achieving our 2007 financial goal of at least 25% net profit growth.

In Romania, we made good progress with our BCR integration efforts in the past quarter. We introduced a new, performance-based incentive scheme for front office staff and carried out a detailed analysis of the product portfolio. The latter underpins the ongoing redesign of our product mix. In addition we further strengthened our local management team by appointing Manfred Wimmer, head of group architecture, to the board. Following the country's EU accession at the start of the year, the Romanian economy continued to grow strongly, while market credit growth remained in the middle of a soft landing process. Year-on-year loan growth at the bank exceeded 40% in the quarter under review. In financial terms, we are confident of delivering 40% net profit growth in EUR-terms before restructuring costs in 2007.

In our other central and east European markets the performance of Slovakia stood out. All key operating line items showed very healthy gains helped by the lack of distorting effects, especially in the key net interest income line. Strong economic growth in Slovakia was a supporting factor. The important Czech business also performed well on the back of continued strong loan demand and a buoyant economy. Here too, the reported figures represent a like-for-like comparison with first quarter 2006 results.

The latter cannot be said of our Hungarian and Croatian results. In Hungary a number of accrual changes affecting net interest income, fee income and operating expenses in particular as well as a change in the scope of consolidation led to a headline deterioration of results, while a good overall performance and one-off income from the sale of a participation helped boost our bottom line in Croatia. In both cases, the first quarter is not indicative for the rest of the year. In Croatia, the strong first quarter is unlikely to be repeated. In Hungary, cost growth will substantially ease off over the course of the year. The correction of an interest accrual translated into a negative one-off effect in the first quarter, while a change in fee allocation impacted and will continue to impact net interest income negatively and is partly responsible for the triple-digit, year-on-year growth in fee income.

In our emerging markets, Serbia and the Ukraine, we moved ahead with the implementation of the respective business plans. In the Ukraine we officially closed the acquisition in January and are now executing our organic growth strategy with a view to build a quality bank that targets the fast growing middle and upper-middle class in the country. Accordingly, we do not expect any positive contributions from Erste Bank Ukraine either this year or next. In Serbia we positioned ourselves well over the past quarters, which should yield tangible results in 2008.

Our Austrian retail business turned in another record performance thanks to a good operating environment and excellent sales performance. As for the savings banks, we will proceed with building a closer alliance, following publication of the final high court decisions. We are already excited about the prospect of the new, more tightly integrated "cross-guarantee system", which we expect to be in place in the second half of 2007.

Andreas Treichl

Erste Bank share

EQUITY MARKET REVIEW

International stock markets started successfully into 2007, reaching new five-year highs. This trend was supported by strong corporate quarterly figures, which for the most part exceeded expectations, robust economic data and a vibrant M&A climate in both the US and Europe. Announcements by central banks concerning further economic developments and monetary policy were perceived positively by investors; these announcements indicated continuing growth in the US economy, diminishing inflationary pressure and signalled early interest rate cuts; the ECB hinted at moderate rate increases due to higher than expected GDP growth rates across the entire eurozone. At the end of February, significant declines of international stock markets were attributed to falling prices on the Shanghai stock market; this was triggered by fears of state restrictions on the Chinese stock market and so-called carry-trades. In mid March, the stock markets were overshadowed by subprime lending problems in the US property sector. Thanks to the latest significant market gains all markets under review ended the volatile first quarter of 2007 with slight gains, with the exception of the US indices which remained essentially flat compared to year-end 2006. The US Dow Jones Industrial Index, which at the start of February reached new all-time highs, was down by 0.9. In comparison, the European Eurotop 300 Index closed with a plus of 2.2%.

With a 4.1% rise to 4,645.50 points as at 30 March 2007, while reaching a new all-time high of 4,701.02 points during the first quarter, the Austrian Traded Index (ATX) was able to continue its success of the previous year. Despite very strong annual results of most ATX companies, losses on international stock markets also led to falling prices on the Vienna Stock Exchange. Following a period of consolidation under volatile stock market conditions, acquisition talks concerning Böhler-Uddeholm and the US central bank's announcements, which resulted in a interim rally, were the all-important factors for the positive performance recorded by the ATX.

Despite a positive reporting season for the European banks with double-digit profit growth rates, the DJ Euro Stoxx Bank Index also declined over the quarter due to the uncertainty about the US property market. After significant price markdowns, negotiations about a possible merger of Dutch bank ABN Amro with British bank Barclays caused prices of bank shares to rise again. On the back of the share price recovery towards the end of the first quarter, the European bank index was at 456.50 points as at quarter-end, up 2.1% in the reporting period.

PERFORMANCE OF THE ERSTE BANK SHARE

The Erste Bank share continued its upward trend until the beginning of February, when it reached a new all-time high of EUR 60.99 on 2 February 2007. Despite publishing record results for 2006, which included Romanian BCR for the first-time, the Erste Bank share also declined, mainly due to a more challenging international stock market environment.

The lowest closing price of the year was EUR 56.16 on 28 February 2007. Annual results, which exceeded expectations, were positively received by analysts and investors. In numerous research reports financial forecasts, price targets as well as recommendations for the Erste Bank share were raised. On 30 March 2007, the Erste Bank share closed at EUR 58.30. On the basis of this closing price, the Erste Bank share recorded a modest 0.3% performance in the first quarter.

INVESTOR RELATIONS

During first quarter, management together with Erste Bank's investor relations team participated in numerous banking and investor conferences organised by international investment firms, such as Merrill Lynch, Morgan Stanley, ING as well CAIB and RCB. Strategy, organisation and latest developments of Erste Bank Group were presented at one-on-one and group conference meetings with Austrian and international investors.

On 19 April 2007, the internet chat with the CEO of Erste Bank took place for the eighth consecutive time. This enabled numerous retail investors and other interested parties to communicate directly with the chairman of the board, Andreas Treichl.

Business performance

In the following analysis, when comparing rates of change, please note that Banca Comercială Română (BCR) and Erste Bank Ukraine have been included in the group financial statements since 12 October 2006 and 24 January 2007 respectively. Due to the significant effects of the inclusion of BCR (the impact of Erste Bank Ukraine is still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating long-term personnel provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

SUMMARY OF BUSINESS PERFORMANCE

Net profit after minority interests reached a new quarterly all-time high of EUR 302.1 million. This corresponds to an increase of 25.1% (excluding BCR +9.7%) compared to an already high first quarter in the previous year.

This excellent result is based on a strong increase in **operating result** which rose 29.3% (excluding BCR 10.7%) from EUR 473.8 million in the first quarter of 2006 to EUR 612.4 million in the most recent quarter.

On the income side, all components improved strongly – even after eliminating the first time consolidation effects of BCR: Erste Bank Group reported very pleasing increases in net interest income (+7.7%), net commission income (+15.0%) and trading result (+14.8%).

Strong credit growth was accompanied by a 17.7% (12.7% excluding BCR) rise in **risk provisions for loans and advances.**

The total balance from **other operating result** as well as the results from the various categories in **financial assets** fell from EUR +18.3 million in the previous year to EUR -7.4 million. This development is attributable first and foremost to the linear amortisation of BCR customer relationships (EUR 18.8 million) included in the first quarter of 2007. Adjusting for this effect and excluding BCR, the balance, at EUR 12.9 million, was also positive in the first three months of 2007.

The **cost/income ratio** improved from 59.5% overall in 2006 to 58.7% in the first quarter of 2007, while **return on equity** (ROE) rose from 13.7% overall in 2006 to 15.0%. Cash ROE (ROE adjusted for amortisation of BCR customer relationships) was 15.6% in the first quarter in 2007 (13.8% for FY2006).

Earnings per share stood at EUR 0.97 in the first quarter of 2007 (cash earnings per share EUR 1.00) compared to EUR 0.84 in the first quarter of 2006.

Compared to 31 December 2006, **total assets** rose by 4.9% from EUR 181.7 billion (as of 31 December 2006 BCR was already incorporated) to EUR 190.6 billion. At the same time **loans and advances to customers** climbed by 3.5% to EUR 100.5 billion and **amounts owed to customers** by 4.5% to EUR 95.0 billion.

As of 31 March 2007, the **tier 1 ratio** stood at 6.8%, up from 6.6% at the end of 2006, while the **solvency ratio** improved to 10.5% (end of 2006 10.3%), well above the statutory minimum level of 8%. In this context, the adoption of the solvency calculation according to BIS II as of 1 January 2007 led to a reduction of risk-weighted assets, especially in the retail and international businesses. Despite the growth in customer loans, both the tier 1 and the solvency ratios rose by 20 basis points each.

In April 2007 Moody's, the rating agency, raised the long-term rating of Erste Bank from A+ to AA3. At the same time the Financial Strength Rating was reduced from C+ to C due to a change in methodology.

Outlook

Net profit after minority interests is targeted to grow by at least 25% in 2007. For 2008 and 2009, net profit growth of above 20% is expected.

By 2009 the cost/income ratio should be below 55%, while return on equity, which fell significantly in the previous year as a result of the capital increase, should once again reach a level of 18% to 20%.

On 2 April 2007, the 100% acquisition of **Diners Club Adriatic d.d., Croatia (DCA)**, one of Croatia's leading credit card companies, was completed. The purchase price amounted to EUR 149.6 million, while DCA's total assets were EUR 165.7 million at the end of 2006. Thanks to the additional cross-selling opportunities to 140 thousand customers, this acquisition should be a further catalyst for expanding our earnings potential.

As with Erste Bank Croatia, a strategic holding of 26% in Erste Bank Serbia was sold to Steiermärkische Bank und Sparkassen AG, reflecting Serbia's regional importance for this savings bank. As a result Erste Bank holds an 80.5% total interest in Erste Bank Serbia. The transaction was completed on 23 April 2007. As an intra-group transaction, this did not have a direct effect on Erste Bank Group's financial statements.

PERFORMANCE IN DETAIL

in EUR million	1-3 07	1-3 06	Change
Net interest income	903.7	724.0	24.8%
Risk provisions for loans and advances	-128.4	-109.1	17.7%
Net fee and commission income	438.9	342.2	28.3%
Net trading result	124.8	91.2	36.8%
General administrative expenses	-870.6	-691.3	25.9%
Income from insurance business	15.6	7.7	>100.0%
Other result	-7.4	18.3	nm
Pre-tax profit	**476.6**	**383.0**	**24.4%**
Net profit after minorities	**302.1**	**241.5**	**25.1%**

Net interest income

Net interest income, the most important income stream, increased by 24.8% from EUR 724.0 million to EUR 903.7 million. The rising interest rate trend in previous quarters had a particularly positive impact on the retail business. However, the high level of demand for credit especially in the central and east European subsidiaries is also reflected in this result.

Even without the inclusion of BCR, a very satisfactory 7.7% increase to EUR 779.7 million was recorded. Česká spořitelna, Slovenská sporiteľňa and the subsidiaries in Croatia and Serbia made particularly strong contributions.

The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.19% in the first quarter of 2006 (2006 overall: 2.31%) to 2.40%. This is mainly a result of the consolidation of BCR. At the same time the average margin in Austria fell slightly to around 1.6%, which is partly due to the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The net interest margin in CEE rose from some 3.7% in the first quarter of 2006 to 4.0%.

Net commission income

in EUR million	1-3 07	1-3 06	Change
Lending business	71.2	43.6	63.3%
Payment transfers	163.7	123.9	32.1%
Securities transactions	131.5	120.2	9.4%
Investment fund transactions	55.8	48.6	14.8%
Custodial fees	15.4	14.4	6.9%
Brokerage	60.3	57.2	5.4%
Insurance business	19.4	21.9	-11.4%
Building society brokerage	6.9	6.7	3.0%
Foreign exchange transactions	8.7	9.2	-5.4%
Investment banking business	8.9	1.0	>100.0%
Other	28.6	15.7	82.2%
Total	**438.9**	**342.2**	**28.3%**

Net commission income increased by 28.3% from EUR 342.2 million to EUR 438.9 million, excluding BCR it climbed by 15.0% to EUR 393.6 million.

Above-average growth was achieved in Austria as well as in the CEE subsidiaries – especially in Hungary, albeit supported by a weak prior-year quarter, and in Croatia. Within net commission income both the lending business (+63.3%) and the payment transaction business (+32.1%) developed strongly. Income from securities transactions rose by nearly 10% on a very high Q1 06 base thanks to a good performance in CEE.

Trading result

The trading result significantly exceeded the very successful first quarter of 2006 (+36.8%), rising from EUR 91.2 million to EUR 124.8 million. Thanks to excellent market conditions the result increased by 14.8% to EUR 104.7 million excluding BCR. Income was primarily derived from the securities business.

Insurance business

In the first quarter of 2007 income from insurance business doubled from EUR 7.7 million to EUR 15.6 million year-on-year. This increase was mainly the result of BCR's non-life insurance; without the inclusion of BCR, income rose by 11.2% to EUR 8.6 million.

General administrative expenses – Erste Bank Group

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	506.7	404.4	25.3%
Other administrative expenses	268.4	201.7	33.1%
Subtotal	775.1	606.1	27.9%
Depreciation and amortisation	95.5	85.2	12.1%
Total	**870.6**	**691.3**	**25.9%**

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	300.7	290.8	3.4%
Other administrative expenses	117.7	101.0	16.5%
Subtotal	418.4	391.8	6.8%
Depreciation and amortisation	36.0	40.4	-10.9%
Total	**454.4**	**432.2**	**5.1%**

General administrative expenses – Central and Eastern Europe

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	206.0	113.6	81.3%
Other administrative expenses	150.7	100.7	49.6%
Subtotal	356.7	214.3	66.5%
Depreciation and amortisation	59.5	44.8	32.7%
Total	**416.2**	**259.1**	**60.7%**

General administrative expenses increased by 25.9% from EUR 691.3 million to EUR 870.6 million, and excluding BCR, by 10.2% to EUR 762.1 million.

While there was only a relatively small 5.1% increase in Austria (incl. Corporate Centre and International Business), a rise of 18.8% was registered in CEE – even without BCR.

Personnel expenses rose 25.3% from EUR 404.4 million to EUR 506.7 million or without BCR 7.5% to EUR 434.8 million. Here as well the 81.3%-increase in Central and Eastern Europe (excluding BCR +18.0%) was significantly higher than in the rest of the group (+3.4%).

The main contributing factors in Central and Eastern Europe were the wider adoption of performance-related salary components as well as the expansion of the branch network and a change in the accruals policy in Hungary.

Adjusting for the inclusion of Erste Bank Ukraine as of January 2007 group headcount fell slightly in the first quarter of 2007. As planned, a decline in staff numbers was registered in BCR.

Headcount at 31 March 2007

	Mar 07	Dec 06	Change
Employed by Erste Bank Group	**50,358**	**50,164**	**0.4%**
Austria incl. Haftungsverbund savings banks	14,845	14,709	0.9%
Central and Eastern Europe / International	**35,513**	**35,455**	**0.2%**
Česká spořitelna Group	10,966	10,856	1.0%
Banca Comercială Română Group	12,896	13,492	-4.4%
Slovenská sporiteľňa Group	4,728	4,797	-1.4%
Erste Bank Hungary Group	2,922	2,881	1.4%
Erste Bank Croatia Group	1,788	1,759	1.6%
Erste Bank Serbia	874	871	0.3%
Erste Bank Ukraine	382	0	nm
Other subsidiaries and foreign branch offices	957	799	19.8%

Other administrative expenses rose by 33.1% from EUR 201.7 million to EUR 268.4 million (excluding BCR +21.5% to EUR 245.0 million).

Central and Eastern Europe (+49.6%, and +26.4% excluding BCR) as well as the rest of the group (+16.5%) recorded significant increases. Start-up expenses for group projects, such as the outsourcing of procurement activities and preparation for the implementation of the new group structure, both of which will lead to positive effects on operating expenses in future years, were major cost drivers.

Depreciation of fixed assets climbed by 12.1% from EUR 85.2 million to EUR 95.5 million, excluding BCR however a 3.4% fall to EUR 82.3 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 10.9% decline.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 27.3% from EUR 1,165.1 million to EUR 1,483.0 million.

Since **operating income** rose somewhat faster than **general administrative expenses** (+25.9% from EUR 691.3 million to EUR 870.6 million, excluding BCR +10.2%), the **operating result** climbed by 29.3% from EUR 473.8 million to EUR 612.4 million (+10.7% excluding BCR).

Risk provisions

Risk provisions for loans and advances increased 17.7% from EUR 109.1 million to EUR 128.4 million (excluding BCR +12.7%). The increase originated almost exclusively from Central and Eastern Europe, and was mainly related to the strong credit growth in the region.

Other operating result

Other operating result recorded a deterioration from EUR -22.0 million in the previous year to EUR -33.3 million in the most recent quarter, which was almost exclusively attributable to the start of linear amortisation for the value of BCR customer base as of fourth quarter of 2006. Excluding BCR, the balance improved to EUR -12.9 million.

Results from financial assets

The balance from all categories fell by 35.7% from EUR 40.3 million in the previous year to EUR 25.9 million, with a significant decline in the result from the 'Available for sale' portfolio (from EUR 24.7 million to EUR 14.3 million) due to one-off income from a divestment in the prior-year period.

Pre-tax profit

Pre-tax profit reached EUR 476.6 million in the first quarter of 2007, up a significant 24.4% from EUR 383.0 million in the same period last year (excluding BCR +8.2%).

Net profit after minority interests

Net profit after minority interests rose 25.1% from EUR 241.5 million to EUR 302.1 million (excluding BCR +9.7%).

DEVELOPMENT OF THE BALANCE SHEET

in EUR million	Mar 07	Dec 06	Change
Loans and advances to credit institutions	20,877	16,616	25.6%
Loans and advances to customers	100,468	97,107	3.5%
Risk provisions for loans and advances	-3,189	-3,133	1.8%
Trading and other financial assets	43,489	42,497	2.3%
Other assets	28,908	28,616	1.0%
Total assets	**190,553**	**181,703**	**4.9%**

in EUR million	Mar 07	Dec 06	Change
Amounts owed to credit institutions	38,038	37,688	0.9%
Amounts owed to customers	94,956	90,849	4.5%
Debt securities in issue	24,989	21,814	14.6%
Other liabilities	15,847	15,238	4.0%
Subordinated capital	5,500	5,210	5.6%
Total equity	11,223	10,904	2.9%
Shareholder's equity	8,242	7,979	3.3%
Minority interests	2,981	2,925	1.9%
Total liabilities and equity	**190,553**	**181,703**	**4.9%**

Total assets of Erste Bank Group climbed 4.9% in the first quarter of 2007, up from EUR 181.7 billion at the end of 2006 to EUR 190.6 billion as at 31 March 2007.

On the asset side **loans and advances to customers** grew by 3.5% from EUR 97.1 billion to EUR 100.5 billion.

In Austria loans and advances to customers rose by 2.6%, while the growth rate in Central and Eastern Europe was substantially higher at 5.3%, with retail business rising more strongly at 7.6%.

In the first quarter of 2007, **risk provisions** increased only marginally from EUR 3.1 billion to EUR 3.2 billion as a result of new allocations.

Trading assets advanced at an above-average rate of 7.4% from EUR 6.2 billion to EUR 6.6 billion, with growth coming almost exclusively from fixed-income securities.

Investments in financial assets (Fair value, Held to maturity and Available for sale portfolios) increased only marginally by 1.5% from EUR 36.3 billion to EUR 36.8 billion. Here as well growth was almost entirely attributable to fixed-income securities.

On the asset side, the strongest growth was recorded in **loans and advances to credit institutions** (+25.6% from EUR 16.6 billion to EUR 20.9 billion). Short-term interbank business with foreign credit institutions were the major growth driver.

On the liability side, **amounts owed to credit institutions** increased marginally by +0.9% from EUR 37.7 billion to EUR 38.0 billion.

The most significant increase in refinancing sources was recorded in **debt securities in issue**, with a 14.6% rise from EUR 21.8 billion to EUR 25.0 billion.

Trading assets also climbed at an above-average rate of 35.4% from EUR 1.2 billion to 1.6 billion.

The most important item on the liability side is, however, **amounts owed to customers,** which showed a very satisfactory development with a 4.5% increase from EUR 90.8 billion to EUR 95.0 billion. In Central and Eastern Europe growth was even more pronounced at 6.9%.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**.

Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell to EUR 88.3 billion as at 31 March 2007, from EUR 94.1 billion as at year-end 2006, when the assessment base was still made in line with Basel I regulations. According to Basel I risk-weighted assets stood slightly above EUR 96 billion.

Total **own funds** of Erste Bank Group according to BWG amounted to some EUR 10.4 billion as of 31 March 2007. The cover ratio in relation to the statutory minimum requirement on this date (EUR 8.1 billion) amounted to 127% (year-end 2006: 127%).

After deductions in accordance with BWG, **tier 1 capital** stood at EUR 6.0 billion. The **tier 1 ratio** pursuant to BWG (core capital after deductions as a percentage of the assessment base for credit risk pursuant to BWG) was 6.8% – up from 6.6% at year-end 2006.

The **solvency ratio** pursuant to BWG (total equity capital less requirement for trading book, commodity FX risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 10.5% as at 31 March 2007 (compared to 10.3% at the end of 2006).

Financial statements

I. Consolidated income statement from 1 January to 31 March 2007

in EUR million	(Notes)	1-3 07	1-3 06	Change
Interest and similar income		2,247.1	1,571.3	43.0%
Interest and similar expenses		-1,350.9	-851.7	58.6%
Income from associates accounted for at equity		7.5	4.4	70.5%
Net interest income	(1)	**903.7**	**724.0**	**24.8%**
Risk provisions for loans and advances	(2)	-128.4	-109.1	17.7%
Fee and commission income		531.4	436.3	21.8%
Fee and commission expenses		-92.5	-94.1	-1.7%
Net fee and commission income	(3)	**438.9**	**342.2**	**28.3%**
Net trading result	(4)	124.8	91.2	36.8%
General administrative expenses	(5)	-870.6	-691.3	25.9%
Income from insurance business	(6)	15.6	7.7	>100.0%
Other operating result	(7)	-33.3	-22.0	-51.4%
Income from financial assets - FV		11.1	10.3	7.8%
Income from financial assets - AfS		14.3	24.7	-42.1%
Income from financial assets - HtM		0.5	5.3	-90.6%
Pre-tax profit		**476.6**	**383.0**	**24.4%**
Taxes on income		-102.5	-86.2	18.9%
Net profit before minority interests		**374.1**	**296.8**	**26.0%**
Minority interests		-72.0	-55.3	30.2%
Net profit after minorities		**302.1**	**241.5**	**25.1%**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

in EUR	1-3 07	1-3 06	Change
Earnings per share	0.97	0.84	15.3%
Diluted earnings per share	0.97	0.84	15.0%
Cash earnings per share	1.00	0.84	19.5%
Diluted cash earnings per share	1.00	0.84	19.1%

II. Consolidated balance sheet at 31 March 2007

in EUR million	(Notes)	Mar 07	Dec 06	Change
ASSETS				
Cash and balances with central banks		6,861	7,378	-7.0%
Loans and advances to credit institutions	(8)	20,877	16,616	25.6%
Loans and advances to customers	(9)	100,468	97,107	3.5%
Risk provisions for loans and advances	(10)	-3,189	-3,133	1.8%
Trading assets	(11)	6,645	6,188	7.4%
Financial assets - at fair value through profit or loss	(12)	4,786	4,682	2.2%
Financial assets - available for sale	(13)	15,325	14,927	2.7%
Financial assets - held to maturity		16,733	16,700	0.2%
Investments of insurance companies		7,514	7,329	2.5%
Equity holdings in associates accounted for at equity		389	383	1.6%
Intangible assets		6,113	6,092	0.3%
Tangible assets		2,186	2,165	1.0%
Tax assets		323	317	1.9%
Other assets		5,522	4,952	11.5%
Total assets		**190,553**	**181,703**	**4.9%**
LIABILITIES AND EQUITY				
Amounts owed to credit institutions	(14)	38,038	37,688	0.9%
Amounts owed to customers	(15)	94,956	90,849	4.5%
Debt securities in issue		24,989	21,814	14.6%
Trading liabilities		1,625	1,200	35.4%
Underwriting provisions		8,096	7,920	2.2%
Other provisions	(16)	1,766	1,780	-0.8%
Tax liabilities		290	291	-0.3%
Other liabilities		4,070	4,047	0.6%
Subordinated capital		5,500	5,210	5.6%
Total equity		11,223	10,904	2.9%
Shareholder's equity		8,242	7,979	3.3%
Minority interests		2,981	2,925	1.9%
Total liabilities and equity		**190,553**	**181,703**	**4.9%**

III. Consolidated statement of changes in equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Share-holders' equity	Minority interests	Total capital
Equity at 1 January 2006	**486**	**1,464**	**2,115**	**4,065**	**2,314**	**6,379**
Currency translation	0	0	5	5	1	6
Changes in own shares	0	0	-252	-252	0	-252
Dividends	0	0	0	0	-12	-12
Capital increases	130	2,734	0	2,864	0	2,864
Net profit before minority interests	0	0	242	242	55	297
Income and expenses recognised directly in equity	0	0	-52	-52	-95	-147
Change in interest in subsidiaries	0	0	0	0	-9	-9
Equity at 31 March 2006	**616**	**4,198**	**2,058**	**6,872**	**2,254**	**9,126**
Cash flow hedge reserve				-4	-7	-11
Available for sale reserve				83	150	233
Actuarial gains/losses from post-employment employee provisions				-95	-24	-119
Deferred tax reserve				5	-29	-24
Equity at 1 January 2007	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Currency translation	0	0	20	20	3	23
Changes in own shares	0	0	-39	-39	0	-39
Dividends	0	0	0	0	-5	-5
Capital increases	0	0	0	0	0	0
Net profit before minority interests	0	0	302	302	72	374
Income and expenses recognised directly in equity	0	0	-20	-20	-18	-38
Change in interest in subsidiaries	0	0	0	0	4	4
Equity at 31 March 2007	**630**	**4,514**	**3,098**	**8,242**	**2,981**	**11,223**
Cash flow hedge reserve				-26	-19	-45
Available for sale reserve				-9	-66	-75
Actuarial gains/losses from post-employment employee provisions				-237	-110	-347
Deferred tax reserve				63	50	113

IV. Cash flow statement

in EUR million	1-3 07	1-3 06	Change
Cash and cash equivalents at end of the previous year	7,378	2,728	>100.0%
Cash flow from operating activities	-1,724	-3,498	-50.7%
Cash flow from investing activities	924	798	15.8%
Cash flow from financing activities	290	2,752	-89.5%
Effect of currency translation	-7	7	na
Cash and cash equivalents at the end of period	**6,861**	**2,787**	**>100.0%**

V. Notes

The consolidated financial statements of Erste Bank were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly Standing Interpretations Committee (SIC). The interim report for the first quarter of 2007 is therefore consistent with IAS 34 (Interim reports).

There were no changes in the accounting and valuation methods. Comparison figures for 2006 were adjusted pursuant to the regulations of IAS 19 concerning the disclosure of pension and severance benefits. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. Details on these adjustments were presented in the press release dated 30 January 2007, which can be found on the Erste Bank website.

A. SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

Following the signing of the share purchase agreement for the 100% acquisition of Bank Prestige, Ukraine in December 2006, this transaction was completed on 24 January 2007. Bank Prestige was included in the group accounts of Erste Bank on this date. The purchase price including ancillary costs for the acquisition of Bank Prestige was EUR 80.4 million in total. This corresponds to goodwill of UAH 223.3 million or EUR 34.3 million.

According to the ruling by the Austrian financial markets supervisory body on 31 January 2007, Erste Bank Group qualified to apply advanced approaches pursuant to Basel II for solvency calculation. From 2007 the advanced IRBN Approach is thus applied for credit risk in the retail sector, while in other Basel segments the Foundation IRB Approach is used. Until now market risks were covered by an internal model that was approved by the Austrian supervisory body. In 2007 operational risk will be measured using the basic indicator approach.

B. EVENTS AFTER THE BALANCE SHEET DATE

After signing the share purchase agreement in January 2007, Erste Bank's 100% acquisition of Diners Adriatic d.d. Croatia ("DCA"), one of Croatia's leading credit card companies, was concluded on 2 April 2007. The final purchase price amounted to EUR 149.6 million. DCA is to be incorporated in Erste Bank Group accounts for the first time on 2 April 2007. In the 2006 financial year DCA's operating income amounted to EUR 44.2 million, net profit to EUR 6.8 million. Share capital as of 31 December 2006 amounted to EUR 32 million and total assets stood at EUR 165.7 million.

C. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

1) Net interest income

in EUR million	1-3 07	1-3 06	Change
Interest income			
Lending and money market transactions with credit institutions	350.5	235.1	49.1%
Lending and money market transactions with customers	1,412.3	916.0	54.2%
Fixed-income securities	396.5	337.8	17.4%
Other interest and similar income	22.0	17.3	27.2%
Current income			
Shares and other variable-yield securities	46.8	44.9	4.2%
Investments	1.6	4.1	-61.0%
Investment properties	17.4	16.1	8.1%
Total interest and similar income	**2,247.1**	**1,571.3**	**43.0%**
Interest expenses			
Amounts owed to credit institutions	-494.5	-287.2	72.2%
Amounts owed to customers	-543.6	-307.9	76.6%
Debt securities in issue	-222.5	-187.7	18.5%
Subordinated capital	-88.6	-66.2	33.8%
Other	-1.7	-2.7	-37.0%
Total interest and similar expenses	**-1,350.9**	**-851.7**	**58.6%**
Income from associates accounted for at equity	7.5	4.4	70.5%
Total	**903.7**	**724.0**	**24.8%**

2) Risk provisions for loans and advances

in EUR million	1-3 07	1-3 06	Change
Net allocation to risk provisions for loans and advances	-128.0	-99.1	29.2%
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-0.4	-10.0	-96.0%
Total	**-128.4**	**-109.1**	**17.7%**

3) Net commission income

in EUR million	1-3 07	1-3 06	Change
Lending business	71.2	43.6	63.3%
Payment transfers	163.7	123.9	32.1%
Securities transactions	131.5	120.2	9.4%
Investment fund transactions	55.8	48.6	14.8%
Custodial fees	15.4	14.4	6.9%
Brokerage	60.3	57.2	5.4%
Insurance business	19.4	21.9	-11.4%
Building society brokerage	6.9	6.7	3.0%
Foreign exchange transactions	8.7	9.2	-5.4%
Investment banking business	8.9	1.0	>100.0%
Other	28.6	15.7	82.2%
Total	**438.9**	**342.2**	**28.3%**

4) Net trading result

in EUR million	1-3 07	1-3 06	Change
Securities and derivatives trading	77.4	45.0	72.0%
Foreign exchange transactions	47.4	46.2	2.6%
Total	**124.8**	**91.2**	**36.8%**

5) General administrative expenses

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	-506.7	-404.4	25.3%
Other administrative expenses	-268.4	-201.7	33.1%
Depreciation and amortisation	-95.5	-85.2	12.1%
Total	**-870.6**	**-691.3**	**25.9%**

6) Income from insurance business

in EUR million	1-3 07	1-3 06	Change
Premiums earned	260.8	299.8	-13.0%
Investment income from technical business	68.9	97.1	-29.0%
Claims incurred	-147.3	-89.4	64.8%
Change in underwriting reserves	-139.2	-267.4	-47.9%
Expenses for policyholder bonuses	-2.4	-14.7	-83.7%
Operating expenses	-35.8	-31.8	12.6%
Sundry underwriting profit/loss	11.5	13.9	-17.3%
Underwriting profit/loss	**16.5**	**7.5**	**>100.0%**
Financial profit/loss	67.2	97.3	-30.9%
Carry forward-underwriting	-68.1	-97.1	29.9%
Total	**15.6**	**7.7**	**>100.0%**

7) Other operating result

in EUR million	1-3 07	1-3 06	Change
Other operating income	40.8	9.1	>100.0%
Other operating expenses	-74.1	-31.1	>100.0%
Total	**-33.3**	**-22.0**	**-51.4%**
Result from real estate/properties	4.2	0.2	>100.0%
Allocation/release of other provisions/risks	0.5	-0.1	na
Expenses for deposit insurance contributions	-8.8	-6.4	37.5%
Amortisation of intangible assets (customer relationships)	-18.7	0.0	na
Other taxes	-9.5	-5.5	72.7%
Result from other operating expenses/income	-1.0	-10.2	90.2%
Total	**-33.3**	**-22.0**	**-51.4%**

D. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

8) Loans and advances to credit institutions

in EUR million	Mar 07	Dec 06	Change
Loans and advances to domestic credit institutions	1,164	1,610	-27.7%
Loans and advances to foreign credit institutions	19,713	15,006	31.4%
Total	**20,877**	**16,616**	**25.6%**

9) Loans and advances to customers

in EUR million	Mar 07	Dec 06	Change
Loans and advances to domestic customers			
Public sector	2,855	2,812	1.5%
Commercial customers	28,186	28,323	-0.5%
Private customers	20,525	20,466	0.3%
Unlisted securities	20	20	0.0%
Other	135	126	7.1%
Total loans and advances to domestic customers	**51,721**	**51,747**	**-0.1%**
Loans and advances to foreign customers			
Public sector	1,851	1,898	-2.5%
Commercial customers	28,606	25,958	10.2%
Private customers	16,901	15,963	5.9%
Unlisted securities	1,183	1,225	-3.4%
Other	206	316	-34.8%
Total loans and advances to foreign customers	**48,747**	**45,360**	**7.5%**
Total	**100,468**	**97,107**	**3.5%**

10) Risk provisions for loans and advances

in EUR million	1-3 07	1-3 06	Change
Risk provisions for loans and advances			
At start of reporting period	**3,133**	**2,817**	**11.2%**
Use	-73	-105	-30.5%
Allocations	128	99	29.3%
Currency translation	1	-2	na
At end of reporting period	**3,189**	**2,809**	**13.5%**
Provision for off-balance-sheet and other risks	158	170	-7.3%
Total	**3,347**	**2,979**	**12.3%**

11) Trading assets

in EUR million	Mar 07	Dec 06	Change
Bonds and other fixed-income securities	4,146	3,693	12.3%
Shares and other variable-yield securities	1,016	1,008	0.8%
Positive fair value of derivative financial instruments	1,483	1,487	-0.3%
Total	**6,645**	**6,188**	**7.4%**

12) Financial assets – at fair value through profit or loss

in EUR million	Mar 07	Dec 06	Change
Bonds and other fixed-income securities	3,896	3,764	3.5%
Shares and other variable-yield securities	890	918	-3.1%
Total	**4,786**	**4,682**	**2.2%**

13) Financial assets – available for sale

in EUR million	Mar 07	Dec 06	Change
Bonds and other fixed-income securities	11,813	11,371	3.9%
Shares and other variable-yield securities	3,208	3,260	-1.6%
Equity holdings	304	296	2.7%
Total	**15,325**	**14,927**	**2.7%**

14) Amounts owed to credit institutions

in EUR million	Mar 07	Dec 06	Change
Amounts owed to domestic credit institutions	8,944	9,191	-2.7%
Amounts owed to foreign credit institutions	29,094	28,497	2.1%
Total	**38,038**	**37,688**	**0.9%**

15) Amounts owed to customers

in EUR million	Mar 07	Dec 06	Change
Savings deposits	42,546	42,507	0.1%
Sundry	52,410	48,342	8.4%
Total	**94,956**	**90,849**	**4.5%**

16) Provisions

in EUR million	Mar 07	Dec 06	Change
Long-term employee provisions	1,451	1,453	-0.1%
Sundry provisions	315	327	-3.7%
Total	**1,766**	**1,780**	**-0.8%**

E. ADDITIONAL INFORMATION

17) Contingent liabilities and other obligations

in EUR million	Mar 07	Dec 06	Change
Contingent liabilities	**15,178**	**15,041**	**0.9%**
Guarantees and warranties	14,800	14,661	0.9%
Other	378	380	-0.5%
Other obligations	**21,110**	**20,326**	**3.9%**
Undrawn credit and loan commitments, promissory notes	19,145	19,217	-0.4%
Other	1,965	1,109	77.2%

Legal proceedings

In 2002 Erste Bank formed the Haftungsverbund in the basis of a set of agreements with the majority of the Austrian savings banks. While the primary purpose of the Haftungsverbund is to establish a joint early-warning system as well as a cross-guarantee for certain liabilities (mostly deposits) of member savings banks, and to strengthen the group's cooperation on the market, the Haftungsverbund-agreements also had the effect that Erste Bank and the other member institutions qualify as a "credit institutes group" within the meaning of the Act. This allows Erste Bank to consolidate the "Qualifying Capital" and the risk-weighted assets of the members of the Haftungsverbund. At the end of 2003, an Austrian competitor of Erste Bank alleged to the FMA and to the Austrian Federal Competition Authority, as well as to the European Commission, that the formation of the Haftungsverbund violated European banking rules as well as European competition rules.

The preliminary resolution of the Cartel Court published in July 2006 approves / supports the cross-guarantee system and hence up to 100% customer deposit security at the savings banks. The criticism in this ruling of the joint marketing and business policy does not in principle object to the long-standing cooperation in the savings bank group. There were concerns in terms of competition law, which refer primarily to the flow of competition sensitive information from the savings banks to Erste Bank, however no measures or injunctions such as those sought by the complainants were ordered.

Handing down a preliminary resolution only, which is not yet legally binding, the court did not stipulate any conclusions or consequences from its findings which must be implemented by Erste Bank and the other parties to the proceedings. The court explicitly left its decision as to measures to effect its judgement to a second stage of the proceedings.

The Cartel Court's decision does not affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet yet. However, there is a possibility that the Cartel Court will impose measures which are incompatible with Erste Bank's reporting obligations as parent company.

Erste Bank (along with other members of the Haftungsverbund) is already in the process to develop alternative solutions if such a situation should arise.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act.

If the judgement is favourable, the successful cooperation of the savings banks will continue without restrictions and can be further intensified.

18) Headcount at 31 March 2007
(weighted by degree of employment)

	Mar 07	Dec 06	Change
Employed by Erste Bank Group	**50,358**	**50,164**	**0.4%**
Austria incl. Haftungsverbund savings banks	14,845	14,709	0.9%
Central and Eastern Europe / International	35,513	35,455	0.2%
Česká spořitelna Group	10,966	10,856	1.0%
Banca Comercială Română Group	12,896	13,492	-4.4%
Slovenská sporiteľňa Group	4,728	4,797	-1.4%
Erste Bank Hungary Group	2,922	2,881	1.4%
Erste Bank Croatia Group	1,788	1,759	1.6%
Erste Bank Serbia	874	871	0.3%
Erste Bank Ukraine	382	0	nm
Other subsidiaries and foreign branch offices	957	799	19.8%

F. SEGMENT REPORTING

Austria

In Austria, the first quarter of 2007 saw continued improvement in profit. Net profit after minority interests increased by EUR 15.6 million (+14.5%) compared to the first quarter of 2006, from EUR 107.4 million to EUR 123.0 million. In addition to a further positive development in the commission business (EUR +16.8 million or +7.3% to EUR 246.2 million), this result was driven by an improvement in net interest income and a significant increase in net trading result (EUR +12.1 million or +23.3% to EUR 63.9 million). Whilst operating income as a whole increased by 6.7% compared to the previous year, the increase in general administrative expenses was - as in previous years - extremely moderate at 2.0% (EUR +8.2 million to EUR 421.6m).

As a result, the operating result in the first quarter of 2007 improved by EUR 36.6 million or 14.3% to EUR 292.4 million, with this improvement reflected in all sub-segments. The cost/income ratio improved significantly from 61.8% to its current level of 59.0%. The decline in other result – caused by higher valuation income from securities outside the trading portfolio, as well as higher income from investment disposals in the first quarter of 2006 - was more than offset by the strong improvement in commission business and trading results. Return on equity (based on the new equity allocation according to Basel II) improved from 23.0% in the previous year to 25.7%, in particular in the Retail and Mortgage segment.

Savings Banks

Net profit after minority interests increased slightly compared to the first quarter of 2006, from EUR 5.1 million to EUR 5.5 million. Net interest income rose due to a significant increase in customer business from EUR 201.1 million to EUR 206.5 million (+2.7%). Together with the improvement in the trading result from EUR 7.9 million to EUR 10.4 million, this offset the increase in administrative expenses (EUR 211.2 million compared to EUR 206.8 million in the first quarter of 2006). The operating result increased from EUR 98.6 million to EUR 102.3 million (+3.7%), while the cost/income ratio improved slightly from 67.7% to 67.4%. Return on equity increased to 9.9%, helped by proportionally lower equity requirements due to the reduction in risk-weighted assets following the introduction of Basel II at the beginning of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests once again increased significantly by EUR 10.1 million (+31.4%) from EUR 32.1 million to EUR 42.2 million. Net interest income grew despite continued strong competitive pressure on margins on the deposit side through the expansion of lending activity, in particular in the mortgage area, rising by 2.1% (EUR 136.6 million compared to 133.8 million in the first quarter of 2006). Commission business once again grew significantly compared to the previous year, in particular with respect to securities business, which continues to perform very well. Net commission income improved by EUR 7.4 million (+8.3%), from EUR 88.9 million to EUR 96.3 million. General administrative expenses remained marginally below the level of the previous year, despite the expansion in business by subsidiaries (eg asset management) in the domestic market of the Erste Bank Group – a particularly positive development. The operating result in this sub-segment increased from EUR 71.4 million to EUR 82.3 million (+15.4%). The cost/income ratio improved significantly in relation to the first quarter of 2006, from 69.0% to 65.8%. Return on equity was 22.4%. In this segment the new Basel II calculation method for risk-weighted assets had a particularly positive effect on return on equity.

in EUR million	Austria 1-3 07	Austria 1-3 06	CEE 1-3 07	CEE 1-3 06	Int'l Business 1-3 07	Int'l Business 1-3 06	Corp. Center 1-3 07	Corp. Center 1-3 06
Net interest income	398.9	382.8	473.5	304.2	36.6	34.4	-5.3	2.7
Risk provisions	-80.0	-80.4	-43.0	-24.1	-5.3	-4.5	-0.1	-0.1
Net fee and commission income	246.2	229.4	192.2	117.3	7.1	7.3	-6.5	-11.7
Net trading result	63.9	51.8	55.2	37.9	-0.1	0.1	5.8	1.4
General administrative expenses	-421.6	-413.4	-413.7	-260.0	-8.1	-8.4	-27.2	-9.5
Income - insurance business	5.0	5.2	10.6	2.5	0.0	0.0	0.0	0.0
Other result	8.4	24.4	-2.7	-9.7	0.1	7.1	-13.2	-3.5
Pre-tax profit	**220.9**	**199.9**	**272.0**	**168.1**	**30.2**	**35.9**	**-46.5**	**-20.8**
Taxes on income	-49.3	-43.2	-53.7	-38.6	-8.0	-9.9	8.5	5.4
Minority interests	-48.5	-49.3	-29.7	-6.5	0.0	0.0	6.3	0.6
Net profit after minorities	**123.0**	**107.4**	**188.6**	**123.0**	**22.2**	**26.0**	**-31.7**	**-14.8**
Average risk-weighted assets	47,966.5	49,194.9	32,958.1	20,065.1	6,896.5	7,330.2	1,216.1	333.1
Average attributed equity	1,916.7	1,868.8	2,006.5	1,325.1	448.5	476.7	3,674.6	2,417.6
Cost/income ratio	**59.0%**	**61.8%**	**56.6%**	**56.3%**	**18.6%**	**20.1%**	**na**	**na**
ROE based on net profit	**25.7%**	**23.0%**	**37.6%**	**37.1%**	**19.8%**	**21.8%**	**na**	**na**

in EUR million	Savings Banks 1-3 07	Savings Banks 1-3 06	Retail & Mortgage 1-3 07	Retail & Mortgage 1-3 06	Large Corporates 1-3 07	Large Corporates 1-3 06	Treasury & IB 1-3 07	Treasury & IB 1-3 06
Net interest income	206.5	201.1	136.6	133.8	39.4	35.6	16.4	12.3
Risk provisions	-43.1	-44.1	-23.8	-24.5	-13.1	-11.8	0.0	0.0
Net fee and commission income	96.6	96.3	96.3	88.9	23.8	21.8	29.5	22.4
Net trading result	10.4	7.9	2.9	2.6	0.3	0.2	50.3	41.1
General administrative expenses	-211.2	-206.8	-158.4	-159.1	-24.3	-21.9	-27.7	-25.6
Income - insurance business	0.0	0.0	5.0	5.2	0.0	0.0	0.0	0.0
Other result	3.6	6.3	0.7	-0.1	2.3	12.0	1.8	6.3
Pre-tax profit	**62.9**	**60.8**	**59.2**	**46.8**	**28.4**	**35.9**	**70.3**	**56.4**
Taxes on income	-14.7	-12.6	-13.0	-10.2	-6.3	-7.8	-15.4	-12.5
Minority interests	-42.7	-43.1	-4.1	-4.5	-1.8	-1.8	0.0	0.0
Net profit after minorities	**5.5**	**5.1**	**42.2**	**32.1**	**20.4**	**26.3**	**55.0**	**43.9**
Average risk-weighted assets	22,716.5	25,444.1	11,457.8	12,942.9	10,582.0	7,348.4	3,210.3	3,459.5
Average attributed equity	223.6	259.8	751.5	866.1	689.6	479.6	252.0	263.4
Cost/income ratio	**67.4%**	**67.7%**	**65.8%**	**69.0%**	**38.3%**	**38.1%**	**28.8%**	**33.8%**
ROE based on net profit	**9.9%**	**7.8%**	**22.4%**	**14.8%**	**11.8%**	**22.0%**	**87.3%**	**66.7%**

in EUR million	Czech Republic		Romania		Slovakia		Hungary	
	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06
Net interest income	191.8	168.1	119.4	0.0	71.9	50.6	51.3	56.2
Risk provisions	-14.3	-10.8	-5.4	0.0	-7.8	-2.8	-11.8	-6.4
Net fee and commission income	83.8	78.2	45.3	0.0	22.5	19.2	29.5	12.7
Net trading result	16.5	17.8	20.0	0.0	4.3	5.8	10.2	11.0
General administrative expenses	-157.3	-145.0	-108.4	0.0	-55.7	-45.3	-60.6	-43.1
Income - insurance business	3.6	2.5	7.0	0.0	0.0	0.0	0.0	0.0
Other result	-2.8	-5.2	-1.6	0.0	-1.6	1.1	-0.4	-4.9
Pre-tax profit	**121.2**	**105.5**	**76.3**	**0.0**	**33.7**	**28.6**	**18.3**	**25.5**
Taxes on income	-30.0	-24.4	-13.0	0.0	-2.8	-5.8	-3.3	-5.6
Minority interests	-3.9	-2.7	-19.0	0.0	0.1	0.1	-0.1	-0.1
Net profit after minorities	**87.3**	**78.4**	**44.3**	**0.0**	**30.9**	**22.8**	**14.9**	**19.8**
Average risk-weighted assets	11,960.2	10,575.6	9,099.8	0.0	4,110.0	3,027.4	4,483.7	3,520.9
Average attributed equity	820.3	731.7	430.7	0.0	289.9	218.3	313.8	243.4
Cost/income ratio	**53.2%**	**54.4%**	**56.5%**	**0.0%**	**56.4%**	**59.9%**	**66.6%**	**53.9%**
ROE based on net profit	**42.6%**	**42.9%**	**41.2%**	**0.0%**	**42.7%**	**41.8%**	**19.0%**	**32.5%**

in EUR million	Croatia		Serbia		Ukraine		Total group	
	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06
Net interest income	33.9	28.0	3.6	1.3	1.7	0.0	903.7	724.0
Risk provisions	-2.4	-2.6	-0.6	-1.4	-0.7	0.0	-128.4	-109.1
Net fee and commission income	10.2	6.1	0.9	1.1	0.1	0.0	438.9	342.2
Net trading result	2.8	2.9	0.2	0	1.1	0.0	124.8	91.2
General administrative expenses	-22.7	-20.5	-6.6	-6.2	-2.3	0.0	-870.6	-691.3
Income - insurance business	0.0	0.0	0.0	0.0	0.0	0.0	15.6	7.7
Other result	2.1	-0.2	1.5	-0.4	0.1	0.0	-7.4	18.3
Pre-tax profit	**23.8**	**13.7**	**-1.1**	**-5.2**	**-0.1**	**0.0**	**476.6**	**383.0**
Taxes on income	-4.8	-2.7	0.1	0.0	0.1	0.0	-102.5	-86.3
Minority interests	-6.8	-4.0	0.0	0.2	0.0	0.0	-72.0	-55.2
Net profit after minorities	**12.2**	**7.0**	**-1.0**	**-5.1**	**-0.1**	**0.0**	**302.1**	**241.6**
Average risk-weighted assets	2,902.0	2,815.8	306.5	125.4	95.9	0.0	89,037.2	76,923.3
Average attributed equity	121.9	117.9	22.5	13.8	7.5	0.0	8,046.3	6,088.2
Cost/income ratio	**48.5%**	**55.4%**	**na**	**na**	**84.3%**	**0.0%**	**58.7%**	**59.3%**
ROE based on net profit	**40.0%**	**23.8%**	**na**	**na**	**-4.3%**	**0.0%**	**15.0%**	**15.9%**

Large Corporates

Large Corporates' net profit after minority interests declined by 22.6%, from EUR 26.3 million to EUR 20.4 million compared to the same period last year, on the back of a lower contribution of other result. Net interest income increased compared to the first quarter of 2006 from EUR 35.6 million to EUR 39.4 million (+10.8%), primarily due to the CEE expansion of the leasing subsidiary, Immorent, and the resulting increases in volume and earnings. Net commission income increased from EUR 21.8 million to EUR 23.8 million. The significant decrease in other result was due to valuation gains from securitised financing and one-off proceeds from the sale of a private equity investment allocated to this segment in the first quarter of 2006.

General administrative expenses grew by 10.8% from EUR -21.9 million to EUR -24.3 million, primarily due to higher expenditure on IT projects in the property leasing business. The cost/income ratio stood at 38.3%, while return on equity dropped significantly from 22.0% to 11.8%. In addition to business expansion, this was attributable to strong growth in risk-weighted assets in accordance with the new Basel II method for determining the risk-weighted assessment basis for credit risk (in particular in the areas of customer rating and the higher weighting of unused credit lines), and a resulting higher equity allocation.

Treasury and Investment Banking

Compared to the first quarter of 2006, net profit after minority interests increased by 25.2% from EUR 43.9 million to EUR 55.0 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was more than offset by the unusually good result in money market operations. Net commission income increased by EUR 7.1 million or 31.8%, from EUR 22.4 million to EUR 29.5 million, primarily due to the securities business, and in particular, structured products. Net trading result continued to improve thanks to a very positive trend in securities trading, and increased - from an already very high level in the first quarter of 2006 - from EUR 41.1 million to EUR 50.3 million. General administrative expenses grew – mainly due to business expansion - from EUR 25.6 million in the first quarter of 2006 to EUR 27.7 million. The cost/income ratio stood at 28.8%, while return on equity increased from 66.7% to 87.3%. This is the result of both the significant improvement in profit and the new equity allocation (based on declining risk-weighted assets).

Central and Eastern Europe

Czech Republic

Net profit after minority interests of Česká spořitelna grew by EUR 8.9 million or 11.4%, from EUR 78.4 million to EUR 87.3 million, compared to the first quarter of 2006. The operating result improved even more (+13.7%). As a result of an 18% expansion in customer lending and the positive trend in market interest rates, net interest income increased by 14.1% or EUR 23.6 million, from EUR 168.1 million to EUR 191.8 million. Net commission income also grew by 7.2%, from EUR 78.2 million to EUR 83.8 million, due to the highly positive trend in lending operations and securities business.

The increase in general administrative expenses from EUR 145.0 million to EUR 157.3 million (+ 8.5%; and +6.2% on a currency-adjusted basis), was due to higher staff expenditure (partly because of higher staff numbers) and expenses relating to the significant expansion in customer business, e.g. office and marketing expenditure. Due to the very positive profit trend, the operating result improved by 13.7% from EUR 121.6 million to EUR 138.3 million, helped by a further appreciation in the value of the local currency (+2.1%). The cost/income ratio improved from 54.4% to 53.2%, while return on equity stood at 42.6%. The effects of the introduction of Basel II resulted in an increase in the risk-weighted assessment base of around 13%, while the customer loan portfolio (the most important component of this calculation) increased by a currency-adjusted 18% compared to the previous year.

Romania

The inclusion of BCR for the first time on 12 October 2006 means that there are no comparative values in the segment report for the first quarter of 2006. Net profit after minority interests amounted to EUR 44.3 million the first quarter of 2007. The operating result stood at EUR 83.3 million. This resulted in an overall cost/income ratio of 56.5% and a return on equity of 41.2%. The main drivers of this trend were the continued strong and anticipated growth in lending (+7.5% on a currency-adjusted basis to EUR 8.4 billion vs year-end 2006) and transformation projects, which will also impact the profit trend by the second half of 2007 at the latest.

The retail and corporate operations are currently being restructured to bring them up to Erste Bank standards. New and attractive products are being developed for BCR's more than three million customers, and the main back-office functions are being optimised. This has already allowed staff numbers to be reduced by some 600 in the first quarter of 2007. The restructuring costs of EUR 4 million (in particular in the areas of marketing, consultancy and training) have impacted the quarterly result accordingly. These measures – combined with significantly-higher-than-expected GDP growth in 2006 and 2007 – will make an important contribution to the achievement of our profit targets 40% growth in local net profit on a EUR-basis and before restructuring costs.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 18.8 million (disclosed in other result) is allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia

Slovenská sporiteľňa achieved an excellent net profit after minority interests in the first quarter of 2007, rising by 35.4% to EUR 30.9 million, compared with EUR 22.8 million in the first quarter of 2006. Net interest income significantly exceeded that of the previous year by 41.9% or EUR 21.1 million and, supported by a huge 30.6% (currency-adjusted, year-on-year) expansion in customer lending, reached EUR 71.9 million, up from EUR 50.6 million. Net commission income (EUR 22.5 million against EUR 19.2 million in the first quarter of 2006) increased as a result of the expansion in lending and payment transactions.

General administrative expenses increased by EUR 10.4 million or 22.9%, from EUR 45.3 million to a total of EUR 55.7 million. This can be attributed to higher costs in advisory services and costs associated with IT projects, as well as local currency exchange rate trends (up 8.4%). The fall in the tax ratio resulted from the reversal of a provision made in 2006 which, following a change in the law was no longer required. There was a pronounced rise in the operating result (up 41.8%) and in net profit after minority interests (35.4%). Return on equity increased slightly from 41.8% to 42.7%, also influenced by the positive effects on equity allocation following the introduction of Basel II. The cost/income ratio improved significantly from 59.9% to 56.4%.

Hungary

As a result of a number of extraordinary effects, Erste Bank Hungary's operating result fell by 17.3% or EUR 6.4 million from EUR 36.8 million to EUR 30.4 million. Net interest income fell by EUR 4.9 million or 8.7% from EUR 56.3 million to EUR 51.3 million. The one-off effects on this item were only partially offset by growth in customer lending (up 26% year on year). Net interest income fell, both as a result of a correction of an interest accrual of approx. EUR 8 million from the previous year and a change in allocation of commission expenses incurred in the leasing business. The increase in risk provisions from EUR 6.4 million to EUR 11.8 million was a result of the expansion in lending and in line with expectations for the full year. Commission income showed a significant increase over the first quarter of 2006 (EUR 29.5 million against EUR 12.7 million), which can be attributed in part to the change in allocation referred to above (one-off commission expenses in the leasing business) and also to a significant increase in payment transfers and securities transactions. Net commission income in the first quarter of 2006 was, for various reasons, significantly below the results of the following quarter and any comparison is therefore misleading.

General administrative expenses rose significantly. The increase is explained by higher personnel and other administrative expenses due to the expansion of the branch network, additional accruals compared with the same period of the previous year and the first-time consolidation of the real estate subsidiary. The improvement in other result, from EUR -4.9 million to EUR -0.4 million, is attributable to reversals of provisions and the consolidation of the real estate subsidiary, referred to above. Net profit after minority interests fell by 24.5% from EUR 19.8 million to EUR 14.9 million. The cost/income ratio deteriorated from 53.9% to 66.6% and return on equity fell from 32.5% to 19.0%. An unchanged 15% growth rate in net profit is expected in 2007, taking into account the correction of the interest accrual.

Croatia

Erste Bank Croatia improved its operating result in the first quarter of 2007 by 46.1% or EUR 7.6 million, from EUR 16.5 million to EUR 24.1 million. Net interest income increased significantly, despite restrictive legislation on foreign currency financial transactions, while the rise in lending growth rates also led to improved margins; net interest income therefore rose by EUR 5.9 million from EUR 28.0 million in the first quarter of 2006 to EUR 33.9 million.

Commission business – particularly in payment transfers, securities transactions and also due to a wider scope of consolidation – grew 66.8% (and by about 39% on a same consolidation scope basis) from EUR 6.1 million to EUR 10.2 million. General administrative expenses increased by EUR 2.2 million or 10.9% from EUR 20.5 million to EUR 22.7 million, due entirely to the inclusion of subsidiaries in the consolidated financial accounts. The improvement in other result, from a loss of EUR 0.2 million to EUR 2.1 million, results from one-off income related to the sale of an equity interest. Return on equity showed a considerable rise from 23.8% to 40.0% (here too supported by lower equity requirements under Basel II) and the cost/income ratio improved from 55.4% to 48.5%.

Serbia

Net profit after minority interests showed a very positive trend, rising by EUR 4.1 million or 80.6% to a loss of EUR 1.0 million from a loss of EUR 5.1 million, with 2006 being affected by a range of restructuring measures. Along with a considerable increase in net interest income (EUR 3.6 million compared with EUR 1.3 million in the first quarter of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. General administrative expenses rose by EUR 0.4 million from EUR 6.2 million to EUR 6.6 million, mainly as a result of increased staff costs. The EUR 1.9 million increase in other result from a deficit of EUR 0.4 million to EUR 1.5 million is attributed to a one-off income from disposal of collateral. The targets for 2008 (20% RoE based on local results) remain unchanged. For 2007 a close to break-even result is expected.

International Business

Net profit after minority interests showed a fall of EUR 3.8 million or 14.6% from EUR 26.0 million to EUR 22.2 million. This was caused primarily by trends in other result which, in the first quarter of 2006 contained positive one-off effects totalling EUR 5.7 million in valuation gains on investments

and proceeds from previously written off loans. At the same time, the increase in net interest income and the improvement in general administrative expenses led to a 6.4% rise in the operating result. The cost/income ratio improved from 20.1% to 18.6%, while return on equity fell slightly from 21.8% to 19.8%.

Corporate Center

The Corporate Center segment includes results from companies, profit consolidation between the segments and one-off effects which in order to ensure comparability cannot be assigned to a specific business segment. The trends for net commission income and general administrative expenses were largely determined by profit consolidation of banking support operations. General administrative expenses rose in particular through capital expenditure for group-wide projects launched in 2004 and the effects of accruals which were reversed in the course of the year. The deterioration in net interest income was caused primarily by one-off interest income on the capital increase proceeds in the same period last year while the net trading result advanced as a result of the mark-to-market valuation for strategic investments. The deterioration in other result compared with the same period in the previous year can be attributed to the EUR 18.8 million statutory linear amortisation charge relating to the value of BCR's acquired customer base. This item was positively affected by just over EUR 10 million in revaluation income from assets connected with a securities settlement case in 2006.

G. CHANGES IN TOTAL QUALIFYING CAPITAL

	BASEL II	BASEL I	Change
in EUR million	Mar 07	Dec 06	
Subscribed capital (less own shares)	631	629	0.3%
Reserves and minority interests	5,954	6,065	-1.8%
Intangible assets	-457	-509	-10.2%
Core capital (Tier 1) before deductions	**6,128**	**6,185**	**-0.9%**
Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act	-132	0	na
Core capital (Tier 1) after deductions	**5,996**	**6,185**	**-3.1%**
Eligible subordinated liabilities	3,902	3,604	8.3%
Revaluation reserve	201	216	-6.9%
Excess risk provisions	187	0	na
Qualifying supplementary capital (Tier 2)	**4,290**	**3,820**	**12.3%**
Short-term subordinated capital (Tier 3)	**273**	**331**	**-17.5%**
Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) and deduction according to section 23 (13/4a) Austrian Banking Act	-198	-225	-12.0%
Total eligible qualifying capital	**10,361**	**10,111**	**2.5%**
Capital requirement	8,146	7,952	2.4%
Surplus capital	2,215	2,159	2.6%
Cover ratio	127.2%	127.1%	
Tier 1 ratio	**6.8%**	**6.6%**	
Solvency ratio	**10.5%**	**10.3%**	
Risk-weighted assessment basis pursuant to section 22 (2) Austrian Banking Act	88,306	94,129	-6.2%
8% minimum capital requirement	7,064	7,530	-6.2%
Capital requirement for commodity foreign exchange risk pursuant to section 22o (2/11 and 12) Austrian Banking Act	11	3	>100.0%
Capital requirement for the trading book pursuant to section 22o Austrian Banking Act	410	419	-2.1%
Capital requirement for operational risk pursuant to section 22i Austrian Banking Act	661	0	na
Total required own funds	**8,146**	**7,952**	**2.4%**

Quarterly financial data

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Net interest income	724.0	757.8	779.7	927.8	903.7
Risk provisions for loans and advances	-109.1	-109.2	-112.9	-107.9	-128.4
Net fee and commission income	342.2	355.5	338.8	409.4	438.9
Net trading result	91.2	45.0	51.6	90.1	124.8
General administrative expenses	-691.3	-708.3	-704.7	-841.0	-870.6
Income from insurance business	7.7	7.3	10.3	10.5	15.6
Other operating result	-22.0	-29.1	-35.2	-57.7	-33.3
Income from financial assets - FV	10.3	-8.8	-1.0	-5.0	11.1
Income from financial assets - AfS	24.7	19.1	7.3	48.9	14.3
Income from financial assets - HtM	5.3	-0.4	0.4	0.9	0.5
Pre-tax profit	383.0	328.9	334.3	476.0	476.6
Net profit after minorities	**241.5**	**211.1**	**202.7**	**276.9**	**302.1**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Loans and advances to credit institutions	18,604	19,890	18,307	16,616	20,877
Loans and advances to customers	84,310	84,474	87,230	97,107	100,468
Risk provisions for loans and advances	-2,809	-2,773	-2,823	-3,133	-3,189
Trading and other financial assets	40,026	40,547	41,389	42,497	43,489
Other assets	18,705	18,112	18,487	28,616	28,908
Total assets	**158,835**	**160,249**	**162,590**	**181,703**	**190,553**
Amounts owed to credit institutions	36,213	35,897	34,135	37,688	38,038
Amounts owed to customers	75,151	77,836	80,660	90,849	94,956
Debt securities in issue	19,900	18,983	18,603	21,814	24,989
Other liabilities	14,143	14,285	14,566	15,238	15,847
Subordinated capital	4,302	4,294	5,261	5,210	5,500
Total equity	9,126	8,955	9,364	10,904	11,223
Shareholder's equity	6,872	6,800	7,115	7,979	8,242
Minority interests	2,254	2,154	2,249	2,925	2,981
Total liabilities and equity	**158,835**	**160,249**	**162,590**	**181,703**	**190,553**

SHAREHOLDER EVENTS

31 May 2007	Annual general meeting
5 June 2007	Ex-dividend day
6 June 2007	Dividend payment day
31 July 2007	First-half 2007 results
30 October 2007	Nine-month 2007 financial results

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna
Phone: +43 - (0) 50 100 - 17 693
Fax: +43 - (0) 50 100 - 913 112
Email: investor.relations@erstebank.at
Internet: www.erstebank.com/ir

Gabriele Werzer
Phone: +43 - (0) 50 100 - 11 286
Email: gabriele.werzer@erstebank.at

Thomas Sommerauer
Phone: +43 - (0) 50 100 - 17 326
Email: thomas.sommerauer@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304

END